SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Tropicana Entertainment Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89708X 105
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Enterprises G.P. Inc.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 9, 2010 by the Reporting Persons, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and No. 8 thereto (as amended, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by Tropicana Entertainment Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is amended by adding the following:

On June 9, 2017, Keith Cozza, Chief Executive Officer of Icahn Enterprises L.P., sent a letter (the "Letter") to the Board of Directors of the Issuer. A copy of the Letter is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1.	Letter from Keith Cozza, Chief Executive Officer of Icahn Enterprises L.P., to the Board of Directors of the Issuer, dated June 9, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

CARL C. ICAHN

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 9 to Schedule 13D – Tropicana Entertainment Inc.]